UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-38206

TDH HOLDINGS, INC.

(Translation of registrant’s name into English)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd.,

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

Tel: +86-532-8615-7918

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -.

On December 2, 2020, TDH Holdings, Inc. (the “Company”) entered into subscription agreements with four accredited investors for the sale of 9,100,000 of the Company’s common shares at the price $0.30 per share for the gross proceeds of approximately $2.73 million. The shares were sold without registration under the Securities Act of 1933 (the “Securities Act”) in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and rules promulgated under the Securities Act as sales to accredited investors. The Company’s intention was to use the proceeds of this offering for working capital and general working purposes. There were no discounts or brokerage fees associated with this offering.

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full texts of such agreement, a copy of which was attached hereto as Exhibit 10.1, and is incorporated herein in its entirety by reference.

Exhibit	Description

10.1	Form Subscription Agreement.

March 19, 2021

TDH Holdings, Inc.

By:	/s/ Dandan Liu
Name:	Dandan Liu
Title:	Chief Executive Officer